SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-9341
(Check one)

         X  Form 10-K and Form 10-KSB    Form 11-K

         Form 20-F  Form 10-Q and form 10-QSB   Form N-SAR

         For period ended:  December 31, 2001

         Transition Report on Form 10-K and Form 10-KSB

         Transition Report on Form 20-F

         Transition Report on Form 11-K

         Transition Report on Form 10-Q and Form 10-QSB

         Transition Report on Form N-SAR

         For the transition period ended  ___________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates_____________________________


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Security National Financial Corporation

Former name if applicable:  ____________________________

Address of principal executive office (Street and number):

                  5300 South 360 West, Suite 250
                  Salt Lake City, Utah 84123

                                     PART II
                             RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X         (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K cannot be completed within the requested time period due to the additional time required to complete the financial statements of registrant, primarily as a result of delays caused by the implementation of changes in registrant's policy administration software and by changes in personnel, including the loss of registrant's senior vice president and secretary, who died on February 1, 2002.


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                                     PART IV
                                OTHER INFORMATION


          (1) Name and telephone number of person to contact in regard to this notification.

              Randall A. Mackey       (801)          575-5000
              -----(name)-------(area code)-----(telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

              X   Yes     No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Yes    X No

                     Security National Financial Corporation
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:      April 1, 2002                      By: /s/ Scott M. Quist
                                                 -------------------
                                                 Scott M. Quist
                                                 First Vice President,
                                                 General Counsel and
                                                 Chief Operating Officer


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